October 3, 2016

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	AquaVenture Holdings Limited
Registration Statement on
Form S-1 (File No. 333-207142)

Dear Ladies and Gentlemen:

In connection with the proposed offering of the securities under the above-captioned Registration Statement on Form S-1 (the “Registration Statement”), we wish to advise you that we, as representatives of the underwriters, hereby join with AquaVenture Holdings Limited’s request that the effective date of the Registration Statement be accelerated so that the same will become effective on October 5, 2016 at 4:00 p.m. New York time, or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: September 23, 2016
(ii)	Dates of distribution of preliminary prospectus: September 23, 2016 — October 3, 2016
(iii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: six
(iv)	Number of prospectuses so distributed: (a) approximately 100 to underwriters (b) 874 to others
(v)

Compliance with Rule 15c2-8 under the Securities Exchange Act of 1934: Included in the Master Agreement Among Underwriters of Citigroup Global Markets Inc., Deutsche Bank Securities Inc., RBC Capital Markets, LLC, Canaccord Genuity Inc., Raymond James & Associates, Inc., and Scotia Capital (USA) Inc.

Very truly yours,

Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
RBC Capital Markets, LLC

By: Citigroup Global Markets Inc.

By:	/s/ Shenwei Zhu
Name: Shenwei Zhu
Title: Vice President

By: Deutsche Bank Securities Inc.

By:	/s/ Eric E. Moskal
Name: Eric E. Moskal
Title: Managing Director

By:	/s/ Francis Windels
Name: Francis Windels
Title: Managing Director

By: RBC Capital Markets, LLC

By:	/s/ Jennifer Caruso
Name: Jennifer Caruso
Title: Managing Director

On behalf of each of the Underwriters